SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆(ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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July 19, 2018

Confidential

Ms. Celeste Murphy

Mr. Courtney Lindsay

Mr. Robert Littlepage

Ms. Kathryn Jacobson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	LingoChamp Inc.
Response to the Staff’s Comments on the Draft Registration Statement
on Form F-1 Confidentially Submitted on June 13, 2018
CIK No. 0001742056

Dear Ms. Murphy, Mr. Lindsay, Mr. Littlepage and Ms. Jacobson:

On behalf of our client, LingoChamp Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 10, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on June 13, 2018 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

Securities and Exchange Commission

July 19, 2018

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary

Corporate History and Structure, page 4

1.	Please include your corporate structure chart here and at page 64 the ownership of your top-level entity (i.e., LingoChamp) as of the date of this prospectus. Please also include a footnote discussing the ownership and voting control of your founders following the completion of this offering. Include in this footnote a cross-reference to your principal shareholders chart on page 133.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 66 of the Revised Draft Registration Statement.

Risk Factors

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency..., page 38

2.	We note that under PRC law you are restricted in the amount of capital you may contribute or loan to your PRC subsidiaries and VIEs. Please quantify this amount here, Use of Proceeds, Regulation and any other section you deem appropriate. In this expanded disclosure, please indicate how this amount is determined under PRC law. To the extent you will need regulatory approvals to contribute or loan your subsidiaries and VIEs the amounts discussed in your Use of Proceeds section, disclose the likelihood that you will be able to receive such approval.

In response to the Staff’s comment, the Company has revised the disclosure on pages 39, 56, 123 and 124 of the Revised Draft Registration Statement.

Corporate History and Structure, page 63

3.	Please disclose here and anywhere else you deem appropriate the operations and/or function of ChampLingo US. We note your disclosure on page F-8 regarding the entity.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 65 of the Revised Draft Registration Statement.

Securities and Exchange Commission

July 19, 2018

Management’s Discussion and Analaysis of Financial Condition and Results of Operations Key Components of Results of Operations

Operating Expenses, page 72

4.	We note sales and marketing expenses include commissions paid to online commerce platform partners for operations of your e-stores on their platforms and commissions to distribution channels (app stores). In a note to the financial statements please disclose your accounting policy for commissions costs. In this regard, it appears commission costs may constitute incremental costs of obtaining a contract with a customer and thus, subject to capitalization and amortization over the respective period of expected benefit. Refer to subparagraphs 25-1 through 25-2 of ASC 340-40.

The Company respectfully advises the Staff that the Company has assessed its accounting policy for commission costs under ASC 340-40-25-1 through ASC 340-40-25-2. In addition, the Company also considered ASC 340-40-25-4 and elected the practical expedient thereunder.

The commissions paid by the Company to various distribution channels, like mobile app stores and other online commerce platform partners, do constitute incremental costs of obtaining a contract with a customer; however, the Company advises the Staff that substantially all of the courses sold by the Company have terms of one year or less and are consumed within one year. The revenues generated from courses that extended for over one year is insignificant and only accounted for 0.5% and 1.5% of the Company’s total revenues for the years ended December 31, 2016 and 2017, respectively. Therefore, the commission costs associated with sold courses with terms over one year were immaterial over the reporting periods. As a result, the Company recognizes the incremental costs of obtaining a contract, including the commission costs, as assets to be amortized over the period of expected benefit. Because we have elected the practical expedient under ASC 340-40-25-4 for commission costs consumed within one year, the Company recognizes the incremental costs of obtaining a contract as an expense when incurred. For the years ended December 31, 2016 and 2017, the incremental costs capitalized as assets were not material. The Company further advises the Staff that it will keep monitoring the incremental costs in future periods.

In response to the Staff’s comment, the Company has revised the disclosure regarding its accounting policy for “Sales and marketing expenses” on page F-19 of the Revised Draft Registration Statement to include the accounting policy for paid commissions.

Securities and Exchange Commission

July 19, 2018

Results of Operations, page 79

5.	We note that you have experienced significant changes in revenue and in other metrics of financial performance. Please discuss any known trends and the likelihood, in management’s judgment, that such changes will continue.

The Company respectfully advises the Staff that although the Company has experienced substantial growth in revenues since it began monetization, due to the Company’s early stage of monetization and limited operating history, it cannot predict if the high growth rate in revenues from 2016 to 2017 will continue in future periods. The Company has also experienced significant increases in cost of revenues and sales and marketing, research and development and general and administrative expenses in absolute amounts, and has disclosed on pages 71 to 73 of the Draft Registration Statement that the Company expects such trend to continue in future periods. Other than these, the Company does not believe that there is any known trend based on which the Company or investors can meaningfully predict the future performance or financial results of the Company. In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the Revised Draft Registration Statement to caution investors from relying on prior financial results.

6.	See comment above. To the extent that you do not believe that your prior year-over-year is likely to be repeated, please include a risk factor cautioning investors on relying on prior financial results.

In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the Revised Draft Registration Statement to caution investors from relying on prior financial results.

2. Principal Accounting Policies

(m) Revenue Recognition, page F-17

7.	Please explain to us, in detail, how you account for variable consideration when determining the transaction price. In your response please address

•	each specific circumstance that causes variability in the consideration;

•	how you estimate variable consideration; and

•	your basis for concluding that it is probable a significant revenue reversal will not occur. Refer to ASC 606-10-32-11.

The Company respectfully advises the Staff that the Company has assessed all variable considerations identified when determining the transaction price in accordance with paragraphs ASC 606-10-32-5 through 32-11 and ASC 606-10-32-14. Such assessment requires the Company to consider various forms that such variable considerations may take, including but not limited to, any price concessions, volume discounts, rebates, refunds, credits, incentives, performance bonuses, and royalties. Based on this assessment, the Company has concluded that, except for performance-based refunds to its customers, the considerations promised in all the online courses offered by the Company, including prepaid standard courses and prepaid multiple course packages, are fixed and do not include any variable amounts. The Company advises the Staff to further refer to its response to comment no. 8 below for additional details with respect to how variable consideration is estimated in connection with performance-based refunds and how it is assessed with reference to the requirements under ASC 606-10-32-11.

Securities and Exchange Commission

July 19, 2018

In response to the Staff’s comment, the Company has revised the disclosure on page F-18 of the Revised Draft Registration Statement to clarify that other than performance-based refunds, there is no variable consideration when determining the transaction price.

8.	We note under the refundable course model, a customer is eligible to obtain a refund if the customer achieves certain agreed performance goals. Please tell us and expand your disclosure here and on page 76 to describe

•	the nature of the agreed performance goals;

•	how the refunds are calculated;

•	how an estimated refund amount could exceed a customer’s individual cumulative revenue basis; and

•	your business purpose in offering such refunds to your customers.

The Company respectfully advises the Staff that since the Company began monetization in 2016, the Company has offered performance-based refunds to its customers for the purpose of incentivizing registered users to purchase prepaid course packages. In the reporting periods, performance-based refunds were only offered with respect to two types of prepaid course packages: the 180-day package (with a price of RMB499) and the 360-day package (with a price of RMB966). The Company provides a more preferential refund policy for the longer term course package (the 360-day package) to incentive its registered users to subscribe for such package so that the Company can receive more payment in advance.

With respect to how such refunds are calculated, the Company respectfully advises the Staff that the amounts of the offered refunds are fixed at RMB499 for the 180-day package and RMB1,200 for the 360-day package. Since the refund for the 360-day package is larger than the package price of RMB966, when a customer who has purchased a 360-day package achieves the relevant performance goals, it is possible that the refund could exceed the cumulative revenue derived from such customer. The Company’s operation system tracks and monitors the cumulative revenue generated from each individual customer.

Securities and Exchange Commission

July 19, 2018

Customers are eligible to receive the refund only if all three of the following performance goals are met: (1) the customer completes 90 learning hours of the package within 180 days; (2) the customer achieves a score of no less than 90 (out of full-score of 100) of learning efficiency, as determined by the system based on a number of factors, including average daily learning hours, average weekly learning days, and the volume of speech voluntarily recorded and uploaded to the Company’s platform by the customer; and (3) the customer achieves an overall score of no less than 90 (out of full-score of 100) for each course in the package.

In response to the Staff’s last question in the above comment no. 7, i.e. how we estimate variable consideration in connection with refunds and our basis for concluding that it is probable a significant revenue reversal will not occur, the Company respectfully advises the Staff that the Company reviews and supervises the refund rate on a periodic basis. By adjusting the difficulty level of the exams in the packages, the Company is able to maintain a stable refund rate, which constitutes a reasonable and reliable basis for the Company to estimate and calculate the amount of the refund for the packages sold. The Company uses the historical refund rate, based upon actual results, along with the price of the course sold to calculate variable consideration (i.e. the estimated amount of the refund). The Company has concluded that, based upon its assessment under ASC 606-10-32-11, it is probable that no significant revenue reversal will occur for the revenue recognized based upon the estimated amount of the deductible refund.

In response to the Staff’s comment, the Company has revised the disclosure on pages 78 and F-18 of the Revised Draft Registration Statement.

9.	Regarding your user incentive programs, we note it is your policy to record the estimated incremental costs related to free gifts as sales and marketing expenses. Please explain to us your consideration of recording the value of the consideration payable to a customer as a reduction of the transaction price in accordance with the guidance in subparagraphs 25 through 27 of ASC 606-10-32.

The Company respectfully clarifies with the Staff that it only offers points to registered users who refer new registered users to the Company’s platform, or when registered users participate in certain activities like online quizzes or puzzles on the Company’s platform. The purpose of the program is primarily to increase the number of registered users so as to enhance the popularity of the Company’s platform. To enhance user stickiness, the Company’s platform provides various free activities and content for registered users. However, only those registered users who have subscribed for courses of the Company are considered to be customers. The offering and redemption of points is not associated with a revenue transaction. Such incentives are therefore not considered as consideration payable to a customer in accordance with the guidance in subparagraphs 25 through 27 of ASC 606-10-32.

Securities and Exchange Commission

July 19, 2018

The incentive program of providing free gifts was launched in 2017. The Company further advises the Staff that the incremental costs related to free gifts that have been recorded as sales and marketing expenses amounted to nil and approximately RMB0.9 million for the years ended December 31, 2016 and 2017, respectively, which was immaterial to the results of operations of the Company.

In response to the Staff’s comment, the Company has revised the disclosure under “User Incentive Program” on page F-19 of the Revised Draft Registration Statement.

4. Cash and cash equivalents, page F-25

10.	Please correct the RMB and RMB equivalent (US$) tables in Note 4.

In response to the Staff’s comment, the Company has revised the disclosure on page F-26 of the Revised Draft Registration Statement.

(9) Accrued Liabilities and other liabilities, page F-27

11.	We note on page F-18 that your prepaid multiple course packages range from 180 days to 720 days. However, the pre-agreed installment periods under the interest-free installment payment option ranges from 3 months to 12 months. Tell us your consideration of a significant financing component in these installment arrangements. Refer to ASC 606-10-32-16.

The Company respectfully advises the Staff that the Company has considered and assessed whether any significant financing component is in place within these installment arrangements according to the guidance in subparagraphs 15 through 20 of ASC 606-10-32 and concludes that there is no significant financing component in these installment arrangements after taking into account the following considerations, in their totality, under ASC 606-10-32-16:

•	The course prices are not impacted by whether or not a customer elects to apply for installment payments. Therefore, there is no difference between the amount of promised consideration and the cash selling price of the promised services;

Securities and Exchange Commission

July 19, 2018

•	As discussed in the response to comment no. 4, substantially all of the sold courses of the Company have terms that are one year or less. The revenue generated from courses with terms of over one year was not material and only accounted for 0.5% and 1.5% of the Company’s total revenue for the years ended December 31, 2016 and 2017, respectively. Since the actual length of time between when the entity transfers the promised services to the customer and when the customer pays for those services has been within one year, the Company has assessed and concludes that there is no significant financing component in place within these installment arrangements as a practical expedient in accordance with ASC 606-10-32-18.

In response to the Staff’s comment, the Company has revised the disclosure on page F-28 of the Revised Draft Registration Statement.

21. Additional Information: Condensed Financial Statements of Parent Company Balance Sheets, page F-42

12.	Please explain to us why the total assets reported on the Parent Company balance sheet do not equal total assets of the registrant, as reported on the balance sheet on page F-3.

The Company respectfully advises the Staff that the difference is attributable to the different presentations of the Company’s investments in controlling subsidiaries in the Parent Company’s balance sheet and in the Company’s consolidated balance sheets. As disclosed on page F-41 of the Draft Registration Statement, the Company uses the equity method to account for its investments in subsidiaries and consolidated VIEs. Since the losses from its subsidiaries and VIEs have exceeded its investment, the Company presents such investment, after recording the losses, as “Payable to subsidiaries and VIEs” among the non-current liabilities on the Parent Company’s balance sheet. However, in its consolidated balance sheet, the negative net assets of its subsidiaries and VIEs are presented on a gross basis in the respective assets and liabilities line items.

General

13.	We note references to third-party market data throughout the prospectus, including references to reports you commissioned from iResearch and QuestMobile. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support.

In response to the Staff’s comment, the Company encloses as Annex A hereto the relevant portions of the industry and market data from iResearch and QuestMobile, supporting the corresponding statements in the Revised Draft Registration Statement.

*        *        *

Securities and Exchange Commission

July 19, 2018

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Yi Wang, Chairman of the Board of Directors and Chief Executive Officer, LingoChamp Inc.

Bin Yu, Chief Financial Officer, LingoChamp Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP